Exhibit 99.2

VANC PHARMACEUTICALS INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND

INFORMATION CIRCULAR

MARCH 20, 2015

VANC Pharmaceuticals Inc.

Suite 615, 800 West Pender Street
Vancouver, BC, V6C 2V6

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 30, 2015

NOTICE IS HEREBY GIVEN that the Annual General and Special meeting (the “Meeting”) of VANC Pharmaceuticals Inc. (the “Company” or “VANC”) will be held at Suite 615, 800 West Pender Street, Vancouver, British Columbia, on Thursday, April 30, 2015 at 10:00 a.m. (Vancouver time) for the following purposes:

1.

to receive the audited financial statements of the Company for the financial year ended June 30, 2014, together with the auditor’s report thereon;

2.

to fix number of directors at three (3);

3.

to elect directors for the ensuing year;

4.

to appoint Smythe Ratcliffe LLP, Chartered Accountants, as the Company’s auditor for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the auditor;

5.

to consider and, if deemed advisable, to pass, with or without variation, a special resolution to approve the cancellation of the Company’s existing form of Articles and the adoption of a new form of Articles (the “New Articles Resolution”), which includes advance notice provisions, as more particularly described in the accompanying Information Circular;

6.

to consider and, if deemed advisable, to pass, with or without variation, a special resolution to approve the Advance Notice Policy of the Company dated March 2, 2015, and, should the New Articles Resolution not be passed, an alteration to the Company’s existing form of Articles to include provisions requiring advance notice of director nominees from shareholders, as more particularly described in the accompanying Information Circular;

7.

to consider and, if thought fit, to approve the Company’s New Stock Option Incentive Plan, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder, as more particularly described in the attached Information Circular at Part 3 – The Business of the Meeting –Annual Approval of Stock Option Incentive Plan; and

8.

to transact such other business as may properly come before the Meeting or any adjournments thereof.

The accompanying management information circular (the “Information Circular”) provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.  Also accompanying this Notice are (i) Forms of Proxy or Voting Instruction Form, and (ii) Financial Statement Request Form.  Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only shareholders of record at the close of business on March 2, 2015, will be entitled to receive notice of and vote at the Meeting.  Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy indicating your voting instructions.  A proxy will not be valid unless it is deposited at the office of Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Fax: (866) 249-7775), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournments thereof.  If you are not a registered shareholder, please refer to the accompanying Information Circular for information on how to vote your shares.

DATED at Vancouver, British Columbia, this 20th day of March, 2015.

BY ORDER OF THE BOARD OF DIRECTORS:

“Arun Nayyar”

ARUN NAYYAR

Chief Executive Officer

Registered shareholders unable to attend the Meeting are requested to date, sign and return their form of proxy in the enclosed envelope or to vote by telephone or using the internet in accordance with the instructions on the proxy form.  If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.  Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

INFORMATION CIRCULAR

The information contained in this Information Circular, unless otherwise indicated, is as of March 20, 2015.

This Information Circular is being mailed by the management of VANC Pharmaceuticals Inc. (the “Company” or “VANC”) to shareholders of record at the close of business on March 2, 2015, which is the date that has been fixed by the directors of the Company as the record date to determine the shareholders who are entitled to receive notice of the meeting.  The Company is mailing this Information Circular in connection with the solicitation of proxies by and on behalf of the Company for use at its annual general and special meeting (the “Meeting”) of the shareholders that is to be held on Thursday, April 30, 2015 at 10:00 a.m. (Vancouver time) at Suite 615 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.  The solicitation of proxies will be primarily by mail.  Certain employees or directors of the Company may also solicit proxies by telephone or in person.  The cost of solicitation will be borne by the Company.

Under VANC’s Articles, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting. If such a quorum is not present in person or by proxy, we will reschedule the meeting.

Part 1 - Voting

Who Can Vote?

If you are a registered shareholder of the Company as at March 2, 2015, you are entitled to notice of and to attend at the Meeting and cast a vote for each share registered in your name on all resolutions put before the Meeting.  If the shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf, but documentation indicating such officer’s authority should be presented at the Meeting.  If you are a registered shareholder but do not wish to, or cannot, attend the Meeting in person you can appoint someone who will attend the Meeting and act as your proxyholder to vote in accordance with your instructions (see “Voting By Proxy” below).  If your shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer, financial institution or other intermediary) you should refer to the section entitled “Non-registered Shareholders” set out below.

It is important that your shares be represented at the Meeting regardless of the number of shares you hold.  If you will not be attending the Meeting in person, we invite you to complete, date, sign and return your form of proxy as soon as possible so that your shares will be represented.

Voting By Proxy

If you do not come to the Meeting, you can still make your votes count by appointing someone who will be there to act as your proxyholder.  You can either tell that person how you want to vote or you can let him or her decide for you.  You can do this by completing a form of proxy.

In order to be valid, you must return the completed form of proxy to the Company’s transfer agent, Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Fax: (866) 249-7775 or by Internet voting at www.investorvote.com), not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time fixed for the Meeting or any adjournments thereof.

What Is A Proxy?

A form of proxy is a document that authorizes someone to attend the Meeting and cast your votes for you.  We have enclosed a form of proxy with this Information Circular.  You should use it to appoint a proxyholder, although you can also use any other legal form of proxy.

Appointing A Proxyholder

You can choose any individual to be your proxyholder.  It is not necessary for the person whom you choose to be a shareholder.  To make such an appointment, simply fill in the person’s name in the blank space provided in the enclosed form of proxy.  To vote your shares, your proxyholder must attend the Meeting.  If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy are appointed to act as your proxyholder (the “Management Proxyholders”).  Those persons are directors, officers or other authorized representatives of the Company.

Instructing Your Proxy

You may indicate on your form of proxy how you wish your proxyholder to vote your shares.  To do this, simply mark the appropriate boxes on the form of proxy.  If you do this, your proxyholder must vote your shares in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the Meeting, your proxyholder can vote your shares as he or she thinks fit.  If you have appointed the persons designated in the form of proxy as your proxyholder they will, unless you give contrary instructions, vote your shares IN FAVOUR of each of the items of business being considered at the Meeting.

For more information about these matters, see Part 3 - The Business of the Meeting.  The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting on amendments or variations to matters identified in the Notice of Meeting.  At the time of printing this Information Circular, the management of the Company is not aware of any other matter to be presented for action at the Meeting.  If, however, other matters do properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Changing Your Mind

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used.  You may do this by (a) attending the Meeting and voting in person; (b) signing a proxy bearing a later date; (c) signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to the Company at Suite 615, 800 West Pender Street, Vancouver, BC, V6C 2V6; or (d) in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received by 5:00 in the afternoon (Vancouver time) on the last business day before the day of the Meeting, or any adjournment thereof, or delivered to the person presiding at the Meeting before it (or any adjournment) commences.  If you revoke your proxy and do not replace it with another that is deposited with us before the deadline, you can still vote your shares but to do so you must attend the Meeting in person.  Only registered shareholders may revoke a proxy.  If your shares are not registered in your own name and you wish to change your vote, you must arrange for your nominee to revoke your proxy on your behalf (see below under “Non-Registered Shareholders”).

Non-Registered Shareholders

Only registered holders of common shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting.  In many cases, however, common shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares.  Intermediaries include banks, trust companies securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; OR

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

Pursuant to National Instrument 54-101 (“NI 54-101”) of the Canadian Securities Administrators, the Company has distributed copies of proxy-related materials in connection with this Meeting (including this Information Circular) indirectly or directly to the NOBOs and to the Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries that receive the proxy-related materials are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to Non-Registered Holders.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of the proxy-related materials and related documents. Accordingly, an OBO will not receive copies of the proxy-related materials and related documents unless the OBO’s Intermediary assumes the costs of delivery.

Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials (including OBOs who have made the necessary arrangements with their Intermediary for the payment of delivery and receipt of such proxy-related materials) will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare as described under “Voting By Proxy” above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Part 2 - Voting Shares And Principal Holders Thereof

The authorized capital of the Company consists of an unlimited number of common shares without par value.  At the close of business on March 2, 2015, 45,224,406 common shares were issued and outstanding.  Each shareholder is entitled to one vote for each common share registered in his or her name at the close of business on March 2, 2015, the date fixed by the Company’s directors as the record date for determining who is entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and officers of the Company, there are no persons or companies who or which beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the Company’s common shares on March 2, 2015.

Part 3 - The Business of the Meeting

Financial Statements

The audited financial statements of the Company for the financial year ended June 30, 2014 will be placed before you at the Meeting.  They have been mailed to the shareholders who have requested they receive a copy.  The Company’s audited Financial Statements and Management’s Discussion and Analysis for the year ended June 30, 2014 may also be accessed through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) as www.sedar.com or copies may be obtained without charge upon request to the Company at #615-800 West Pender Street, Vancouver, B.C., V6C 2V6.  You may also access the Company’s audited Financial Statements and Management’s Discussion and Analysis for the year ended June 30, 2014 through the Company’s website at www.vancpharm.com.

Election Of Directors

Number of Directors

Directors of the Company are elected for a term of one year.  The term of office of each of the nominees proposed for election as a director will expire at the Meeting, and each of them, if elected, will serve until the close of the next annual general meeting, unless he or she resigns or otherwise vacates office before that time.  Under the Company’s Articles and pursuant to the British Columbia Business Corporations Act, the number of directors may be set or changed from time to time by ordinary resolution but shall not be fewer than three.  The Company currently has three (3) directors.  All of the current directors are being put forward by management of the Company for re-election at the Meeting.

The Company’s management recommends that the shareholders vote in favour of the resolution setting the number of directors at three (3).  Unless you give other instructions, the Management Proxyholders intend to vote FOR the resolution setting the number of directors at three (3).

Nominees for Election

The following are the nominees proposed for election as directors of the Company together with the number of common shares, stock options and common share purchase warrants that are beneficially owned, directly or indirectly, or over which control or direction is exercised, by each nominee.  Each of the nominees has agreed to stand for election and management of the Company is not aware of any intention of any of them not to do so.  If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated at the Meeting for election and, in that event, the persons designated in the form of proxy will vote in their discretion for a substitute nominee.

Name and place of residence	Principal occupation	Director since	Number of shares(1)	Number of Convertible Securities
Eugene Beukman (2) (3) North Vancouver, BC, Canada Director and Secretary	Corporate consultant to public companies since January 1994; director and/or officer of several reporting companies listed on the TSX Venture Exchange and the Canadian Securities Exchange; President of Pender Street Corporate Consulting.	November 14, 2012	225,000	0 options 0 warrants
Aman Parmar (2) (3) Vancouver, BC Canada Director and CFO	Mr. Parmar is a Chartered Accountant and the Chief Financial Officer of VANC Pharmaceuticals Inc.	December 3, 2014	162,000	300,000 options 0 warrants
Sina Pirooz (2) (3) Vancouver, BC Canada Director	Mr. Pirooz is a registered and practicing pharmacist and owner of Pure Integrative Pharmacy stores.	October 23, 2013	95,547	150,000 options 0 warrants

NOTES:

(1)

Information as to ownership of the Company’s shares has been taken from the list of registered shareholders maintained by the Company’s transfer agent or has been provided by the individual.

(2)

Member of the Audit Committee.

(3)

Member of the Compensation Committee.

The Company’s management recommends that the shareholders vote in favour of the election of the proposed nominees as directors of the Company for the ensuing year.  Unless you give instructions otherwise, the Management Proxyholders intend to vote FOR the nominees named in this Information Circular.

Appointment Of The Auditor

At the Meeting, Smythe Ratcliffe LLP, Chartered Accountants, located at Suite 700 – 355 Burrard Street, Vancouver, British Columbia, V6C 2G8 will be recommended by management and the board of directors for appointment as auditor of the Company at a remuneration to be fixed by the directors.  Effective March 6, 2015

Smythe Ratcliffe LLP, Chartered Accountants, was appointed the Company’s auditor and MNP LLP, Chartered Accountants having served as the Company’s auditor since 2010 was asked to resign.  See Part 5 - Audit Committee - External Auditor Service Fees.  See also Schedule “A” – Change of Auditor Reporting Package attached hereto.

The Company’s management recommends that the shareholders vote in favour of the appointment of Smythe Ratcliffe LLP, Chartered Accountants, as the Company’s auditor for the ensuing year and grant the Board of Directors the authority to determine the remuneration to be paid to the auditor.  Unless you give instructions otherwise, the Management Proxyholders intend to vote FOR the appointment of Smythe Ratcliffe LLP, Chartered Accountant, to act as the Company’s auditor until the close of its next annual general meeting and also intend to vote FOR the proposed resolution to authorize the Board of Directors to fix the remuneration to be paid to the auditor.

New Articles

The Company’s Articles have not been updated since 2003.  The proposed new Articles will bring the Company up-to-date with current corporate practices under the British Columbia Business Corporations Act for companies whose shares are listed on the TSX Venture Exchange.  Shareholders may review a copy of the proposed new Articles at the Company’s registered and records office, Suite 615-800 West Pender Street, Vancouver, B.C., during normal business hours until the date of the Meeting and at the Meeting itself.

Included in the new form of Articles are provisions requiring advance notice of director nominees from shareholders.  Please refer to the section below titled “Advance Notice Provisions”.  If the Advance Notice Policy is not approved, the Advance Notice Provisions will not be included in the new form of Articles.

A special resolution requires the approval of at least two-thirds of the votes cast at the Meeting.  If shareholders pass the special resolution authorizing the proposed new Articles, the Company must file a certified copy of the special resolution with the Registrar of Companies for British Columbia, and the resolution will take effect on the date of filing.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the following New Articles Resolution:

“BE IT RESOLVED as a special resolution that the cancellation of the existing Articles of the Company and the adoption of a new form of Articles for the Company be approved, ratified and confirmed”.

The Company’s management believes that the adoption of the new form of Articles for the Company is in the best interest of the Company and recommends that shareholders of the Company vote in favour of adopting the new form of Articles.  Unless you give instructions otherwise, the Management Proxyholders intend to vote FOR the New Articles Resolution.

Advance Notice Provisions

Background

On March 2, 2015, the Board approved and adopted an advance notice policy (the “Advance Notice Policy”), with immediate effect, requiring advance notice of director nominees from shareholders.  In accordance with the terms of the Advance Notice Policy, in order for the Advance Notice Policy to remain in effect following the termination of the Meeting, the Advance Notice Policy must be approved by not less than two-thirds of the votes cast in favour of the Advance Notice Policy at the Meeting by shareholders present in person or by proxy.  If the Advance Notice Policy is approved by shareholders at the Meeting, it will continue to be effective and in full force and effect at, and following, the Meeting.  If the Advance Notice Policy is not approved by shareholders at the Meeting, it will terminate and be of no further force or effect at, and following, the Meeting, and it will not be included in the Company’s new form of Articles should the New Articles Resolution be approved.

If the New Articles Resolution is not passed, the Board proposes that the existing Articles of the Company be altered to include provisions requiring advance notice of director nominees from shareholders (the “Advance Notice Provisions”).  Under the Articles of the Company and the British Columbia Business Corporations Act, the alteration of the Articles must be approved by not less than two-thirds of the votes cast of the Advance Notice Provisions at the Meeting by shareholders present in person or by proxy.

The purpose of the Advance Notice Policy and the Advance Notice Provisions is to ensure that an orderly nomination process is observed, that shareholders are well-informed about the identity, intentions and credentials of director nominees and that shareholders vote in an informed manner after having been afforded reasonable time for appropriate deliberation.

Among other things, the Advance Notice Policy and the Advance Notice Provisions fix a deadline by which shareholders must provide notice to the Company of nominations for election to the Board.  The notice must include all information that would be required to be disclosed, under applicable corporate and securities laws, in a dissident proxy circular in connection with the solicitations of proxies for the election of directors relating to the Shareholder making the nominations (as if that shareholder were a dissident soliciting proxies) and each person that the shareholder proposes to nominate for election as a director.  In addition, the notice must provide information as to the shareholdings of the shareholder making the nominations, confirmation that the proposed nominees meet the qualifications of directors and residency requirements imposed by corporate law, and confirmation as to whether each proposed nominee is independent for the purposes of NI 52-110.  The deadline by which the notice must be delivered to the Company is set out in the table below.

Meeting Type	Nomination Deadline
Annual meeting of shareholders

Either (a) no more than 10 days after the date of the first public filing or announcement of the date of the meeting, if the meeting is called for a date that is fewer than 50 days after the date of that public filing or announcement or (b) no fewer than 30 days and no more than 65 days prior to the date of the meeting.

Special meeting of shareholders (which is not also an annual meeting)	No more than 15 days after the date of the first public filing or announcement of the date of the meeting.

The Advance Notice Policy and the Advance Notice Provisions do not affect nominations made pursuant to shareholder proposals or the requisition of a meeting of shareholders, in each case made in accordance with the provisions of the Act.  The full text of the Advance Notice Policy is available on SEDAR at www.sedar.com.  The full text of the Advance Notice Provisions are attached as Schedule “B” hereto.

Proposed Resolution and Board’s Recommendation

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the following special resolution approving the Advance Notice Policy and, if the New Articles Resolution is not passed, approving an alteration of the Company’s Articles to include the Advance Notice Provisions (the “Advance Notice Resolution”):

“BE IT RESOLVED as a special resolution that:

1.

the Company’s Advance Notice Policy, as described in the Company’s Information Circular dated March 20, 2015 (the “Information Circular”) and as available on SEDAR at www.sedar.com, be and is hereby ratified and approved;

2.

the Articles of the Company be altered by adding the text substantially as set forth in Schedule “B” to the Information Circular as and at Section 14.12 of the Articles;

3.

any director or officer of the Company, be and is hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other actions, including the execution and filing of a Notice of Alteration, as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.”

The approval of the above special resolution must be passed by not less than two-thirds of votes cast by those shareholders, who being entitled to do so, vote in person or by proxy in respect of the resolution at the Meeting.

The Company’s management believes that the approval of the Advance Notice Policy and Advance Notice Provisions is in the best interests of the Company and the Company’s shareholders and recommends that the shareholders vote in favour of the foregoing resolution.  Unless you give instructions otherwise, the Management Proxyholders intend to vote FOR the Advance Notice Resolution.

Annual Approval of Stock Option Incentive Plan

At the Meeting, shareholders will be asked to consider and, if thought advisable, to pass, by way of an ordinary resolution, approval of the New Stock Option Incentive Plan (the “New Plan”).  See “Approval Requirements” below.

Background

The board of directors of the Company adopted a stock option plan (the “Old Plan”) effective January 31, 2014, which was approved by the TSX Venture Exchange (the “Exchange”) on March 19, 2014 and by shareholders of the Company on January 31, 2014.  The number of common shares which may be issued pursuant to options previously granted and those to be granted under the Old Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant.  In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.  Under Exchange policy, all such rolling stock option plans, which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares, must be approved and ratified by shareholders on an annual basis.

As at the date of this Information Circular, 3,450,000 options are outstanding.  During the financial year ended June 30, 2014, 3,200,000 options were granted and 950,000 options were cancelled or had expired.  No options were exercised during the financial year ended June 30, 2014.

Subsequent to the financial year ended June 30, 2014, 2,625,000 options were granted and 1,425,000 options were exercised and no options were cancelled.

The following table summarizes the details of option grants outstanding at the date of this Information Circular.  Of the 3,450,000 options outstanding, 2,400,000 options are held by the Company’s directors and senior officers.

Date of grant	Options granted	Exercise price	Expiry date
February 21, 2014	1,000,000	$0.10	February 21, 2019
May 8, 2014	600,000	$0.13	May 8, 2019
July 25, 2014	200,000	$0.10	July 25, 2019
November 14, 2014	150,000	$0.15	November 14, 2019
December 18, 2014	800,000	$0.20	December 18, 2019
January 8, 2015	150,000	$0.20	January 8, 2020
February 19, 2015	550,000	$0.20	February 26, 2020
Total	3,450,000

See also Part 7 – Other Information - Securities Authorized for Issuance Under Equity Compensation Plans.

Summary of the Plan

The purpose of the New Plan is to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company.  The granting of such options is intended to align the interests of such persons with that of the shareholders.  Options will be exercisable over periods of up to ten (10) years as determined by the board of directors of the Company and are required to have an exercise price no less than the closing market price of the Company’s shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange.  Pursuant to the New Plan, the board of directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company, or employees of companies providing management or consulting services to the Company.  Except for options granted to consultants performing investor relations activities, the New Plan contains no vesting requirements, but permits the board of directors to specify a vesting schedule in its discretion.  The New Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the New Plan will be available for review at the Meeting.

Approval Requirements

Shareholders will be asked at the Meeting to vote on the following resolution:

“BE IT RESOLVED THAT:

1.

adoption of the Company’s New Stock Option Incentive Plan, all as more particularly described in the Company’s Information Circular dated March 20, 2015, is approved; and

2.

any director or officer of the Company is hereby authorized for and on behalf of the Company to execute and deliver all documents and instruments and to take such other actions as such director or officer may determine to be necessary or desirable to implement these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.”

Following approval of the New Plan by the Company’s shareholders, further shareholder approval will not be required for option grants made under the New Plan, except as required by the policies of the Exchange.  Should the New Plan not receive approval by the Company’s shareholders at the Meeting, the Old Plan will remain in place

The Company’s management and the board of directors of the Company believe the New Plan will enable the Company to better align the interests of its directors, management, employees and consultants with those of its shareholders and reduce the cash compensation the Company would otherwise have to pay.  The Company’s management and the board of directors recommend that shareholders vote FOR the resolution approving adoption of the New Plan.  Unless you give instructions otherwise, the Management Proxyholders intend to vote FOR the resolution to adopt the Company’s New Plan.

Part 4 – Executive Compensation

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s executive compensation objectives and processes and to discuss compensation decisions relating to its named executive officers ("Named Executive Officers") listed in the Summary Compensation Table that follows.  During its financial year ended June 30, 2014, the following individuals were Named Executive Officers (as defined in applicable securities legislation) of the Company, namely:

Arun Nayyar, Chief Executive officer (appointed November 25, 2013)

Thomas Kennedy, Former Chief Executive Officer (appointed September 5, 2013 and resigned November 22, 2013).

Jamie Lewin, Former Chief Financial Officer (appointed April 12, 2012 and resigned December 3, 2014).

The Company is principally in the business of introducing generic pharmaceuticals to the market.  Additional information about the Company and its operations is available in its audited financial statements and Management Discussion & Analysis for the year ended June 30, 2014 and News Releases, which have been filed with regulators and are available for viewing via the Internet at the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Compensation Objectives and Principles

The primary goal of the Company’s executive compensation program is to attract and retain the key executives necessary for the Company’s long term success, to encourage executives to further the development of the Company and its operations, and to motivate top quality and experienced executives.  The key elements of the executive compensation program are: (i) base salary; (ii) potential annual incentive award; and (iii) incentive stock options.  The directors are of the view that all elements of the total program should be considered, rather than any single element.

Compensation Process

The Compensation Committee is responsible for determining all forms of compensation, including long-term incentive in the form of stock options, to be granted to the Chief Executive Officer, or such person acting in capacity of Chief Executive Officer of the Company, the directors and management, and for reviewing the recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position.

The Compensation Committee periodically reviews the compensation paid to directors, officers, and management based on such factors as:  i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; ii) providing fair and competitive compensation; iii) balancing the interests of management and the Company’s shareholders; and iv) rewarding performance, both on an individual basis and with respect to operations in general.

Base Salary

Salaries for executive officers are determined by evaluating the responsibilities of each executive’s position, as well as the experience and knowledge of the individual, with a view to internal equity and the competitive marketplace.  The Board of Directors seeks to set base salary at a level competitive enough to attract highly qualified executive officers while still attempting to ensure that performance remains a key factor in determining total compensation of the Company’s management team.  In determining the base salaries of the Named Executive Officers, a committee of the Board of Directors reviews and considered compensation information from a number of publically available sources relevant to the biotechnology and life sciences sector.  For all employees, including Named Executive Officers, salary adjustments are considered by the same independent committee of the Board of Directors annually but any adjustments to base salary are not guaranteed and any adjustment includes consideration for individual performance, internal equity and market conditions.

Annual Bonus

All Named Executive Officers, as well as other employees of the Company, are eligible to receive a bonus to drive performance and the achievement of corporate goals.  The bonus program rewards short terms results and performance, all of which are linked to the Company’s long term objectives.  The award and amount of any bonus are not pre-determined under any policy and are at the sole discretion of the Board of Directors.  A decision to award a bonus is based on the responsibility and accountability of the individual and the role within the organization, performance of the individual, performance of the Company in reaching certain corporate goals for any given year, and a number of other factors both internal and external.  In recognition of the early stage of commercialization of the Company, and in order to preserve cash, no bonuses have been awarded to Named Executive Officer or other employees of the Company to date.

Option Based Awards

Long-term incentive in the form of options to purchase common shares of the Company are intended to align the interests of the Company’s directors and its executive officers with those of its shareholders, to provide a long term incentive that rewards these individuals for their contribution to the creation of shareholder value, and to reduce the cash compensation the Company would otherwise have to pay.  The Company’s Stock Option plan is administered by the Compensation Committee and the board of directors.  In establishing the number of the incentive stock options to be granted to the Named Executive Officers, reference is made to the number of stock options granted to officers of other publicly traded companies that, similar to the Company, are involved in the mining industry, as well as those of other publicly traded Canadian companies of a comparable size to that of the Company in respect of assets.  The Compensation Committee also considers previous grants of options and the overall number of options that are outstanding relative to the number of outstanding common shares in determining whether to make any new grants of options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the executive officer in determining the level of incentive stock option compensation.

See “Incentive Plan Awards – Outstanding Option-Based Awards” below and Part 7 – Other Information – Securities Authorized for Issuance Under Equity Compensation Plans.

Benefits and Perquisites

In general, the Company will provide a specific benefit or perquisite only when it provides competitive value and promotes retention of executives, or when the perquisite provides shareholder value, such as ensuring the health of executives.  The limited perquisites the Company provides its executives may include a parking allowance or a fee for each board or Audit Committee meeting attended, to assist with their out-of-pocket costs, such benefits and perquisites as set out, respectively, in the Summary Compensation Table below.

Summary Compensation Table

For the purposes of this Information Circular, a Named Executive Officer (“NEOs”) of the Company means each of the following individuals:

(a)

a chief executive officer (“CEO”) of the Company;

(b)

a chief financial officer (“CFO”) of the Company;

(c)

each of the Company’s three most highly compensated executive officers, or individuals acting in a similar capacity, other than the CEO or CFO, at the end of, or during, the most recently completed financial year if their individual total compensation was more than $150,000 for that financial year, including individuals who would be a NEO under this paragraph but for the fact that he or she was not acting in such capacity at the end of the financial year.

The following table provides a summary of the compensation earned by, paid to, or accrued and payable to, each Named Executive Officer for the years ended June 30, 2014, June 30, 2013 and June 30, 2012.  Amounts reported in the table below are in Canadian dollars, the currency that the Company uses in its financial statements.

Name and principal position	Fiscal Year ended June 30	Salary ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total Compensation ($)
					Annual incentive plans	Long-term incentive plans
Arun Nayyar(2) CEO	2014	$78,333	NIL	$120,000	NIL	NIL	NIL	NIL	$198,333
	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2012	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Thomas Kennedy(3) Former CEO	2014	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2012	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Terrance G. Owen(4) Former CEO	2014	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
	2013	$62,500(5)	NIL	NIL	NIL	NIL	NIL	Settlement(6)	$62,500
	2012	$152,302(5)	NIL	NIL	NIL	NIL	NIL	NIL	$152,302
Jamie Lewin(7) Former CFO	2014	$26,620	NIL	$12,450	NIL	NIL	NIL	NIL	$39,070
	2013	$12,089	NIL	NIL	NIL	NIL	NIL	NIL	$12,089
	2012	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Peter Chen(8) Former CFO	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2012	$61,221	NIL	NIL	NIL	NIL	NIL		$$61,221

NOTES:

(1)

Calculated using the Black Scholes option pricing model using the following assumptions:

	2014	2013	2012
Risk free interest rate	1.07%	1.08%	1.69%
Expected life	1.48 years	3.0 years	2.0 years
Expected volatility	190%	128%	264%
Dividend yield	0%	0%	0%

The Company chose the Black Scholes methodology because it is widely used.

(2)

Mr. Nayyar was appointed Chief Executive Officer of the Company on November 22, 2013.

(3)

Mr. Kennedy was Chief Executive Officer of the Company from September 5, 2013 to November 22, 2013.

(4)

Dr. Terrance Owen was Chief Executive Officer and Director of the Company from May 30, 2000 to June 10, 2013.

(5)

Consulting/management fees paid to Dr. Terrance Owen or a company owned/controlled by Dr. Terrance Owen.

(6)

On September 12, 2012, the Company issued 397,600 shares to settle $39,760 of management fees owed and the balance of $119,280 was booked to gain on debt settlement.

(7)

Mr. Jamie Lewin was Chief Financial Officer and Director of the Company from April 17, 2012 to December 3, 2014

(8)

Mr. Peter Chen was Chief Financial Officer and Director of the Company from May 30, 2000 to April 5, 2012.

Incentive Plan Awards

Outstanding Option-Based Awards

The following table sets out details of incentive stock options granted to the Named Executive Officers during the most recently completed financial year ended June 30, 2014.  No share-based awards, with other than option-like features, have been granted to the Named Executive Officers.

	Option-based Awards
Named Executive Officer	Number of common shares underlying unexercised options (#)	Option exercise price per common share ($)	Option expiry date	Value of unexercised in-the-money options(1)(2) ($)
Arun Nayyar CEO	1,000,000	$0.10	February 21, 2019	$40,000
Jamie Lewin Former CFO	150,000	$0.10	September 5, 2018	$6,000
Thomas Kennedy Former CEO	150,000	$0.10	September 5, 2018	$6,000

NOTES:

(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the underlying stock on the TSX Venture Exchange on June 30, 2014.

(2)

The market value of the shares is calculated using the closing price of the Company’s commons shares on the TSX Venture Exchange on June 30, 2014, the last day the common shares traded on the TSX Venture Exchange for the year ended June 30, 2014, which was $0.14.

Value Vested or Earned During the Year

No incentive stock options were exercised by the Company’s Named Executive Officers during the financial year ended June 30, 2014.

The following table sets out the value of incentive plan awards vested during the financial year ended June 30, 2014.  All other options granted to the Named Executive Officers in prior years fully vested prior to the beginning of fiscal 2014 and, as such, no value vested or was earned by the Named Executive Officers during the financial year ended June 30, 2014, as a result of vesting of options granted in prior years.

Named Executive Officer	Option-based awards - Value vested during the year ended June 30, 2014 ($)(1)	Share-based awards - Value vested during the year ended June 30, 2014 ($)	Non-equity incentive plan compensation - Value earned during the year ended June 30, 2014 ($)
Arun Nayyar CEO	$40,000	N/A	N/A
Thomas Kennedy Former CEO	$6,000	N/A	N/A
Jamie Lewin Former CFO	$6,000	N/A	N/A

NOTES:

(1)

Value vested is the aggregate dollar value that would have been realized if incentive stock options had been exercised on the vesting date – that is, the difference between the market price of the underlying shares and the option price on the vesting date.   The market value of the shares is calculated using the closing price of the Company’s commons shares on the TSX Venture Exchange on June 30, 2014, the last day the common shares traded on the TSX Venture Exchange for the year ended June 30, 2014, which was $0.14.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments of benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company had an agreement with 503213 BC Ltd., a company controlled by Dr. Terrance Owen provides that the agreement can be terminated by 503213 BC Ltd. upon 30 days’ notice, by the Company without notice in specified circumstances or with notice for any reason upon the Company paying 503213 BC Ltd. the equivalent of 12 months' fees for service.

The agreement with Terry Owen has been terminated.  It was resolved with a Settlement Agreement in December 2013.  All payments have been made to Mr. Owen as of October 2014.  As at June 30, 2014 the Termination and Change of Control Benefits had been merged into the December 2013 agreement and no longer exists.

Director Compensation

The Company may, from time to time, grant incentive stock options to purchase Company shares to its directors, (see “Outstanding Option-Based Awards” below).

The following is a summary of all amounts of compensation provided to the directors of the Company during the financial year ended June 30, 2014, excluding compensation of Eugene Beukman in his capacity as director, as he is a Named Executive Officer (as defined herein) whose compensation is disclosed above at Part 4 - Executive Compensation - Summary Compensation Table.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(1)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)(3)	Total ($)
Eugene Beukman	N/A	N/A	$12,450	N/A	N/A	NIL	$12,450
Michael Bianco	N/A	N/A	$11,688	N/A	N/A	NIL	$11,688
Sina Pirooz	N/A	N/A	$7,013	N/A	N/A	NIL	$7,013

NOTES:

(1)

Calculated using the Black Scholes option pricing model using the following assumptions

2014
Risk free interest rate	1.07%
Expected life	1.48 years
Expected volatility	190%
Dividend yield	0%

The Company chose the Black Scholes methodology because it is widely used.

(2)

Value of stock options granted during the year.  Please see Outstanding Option-Based Awards, below, for details of stock option grants to directors who are not Named Executive Officers.

(3)

The directors are compensated for their involvement in special assignments and for services as consultant or expert.

Outstanding Option-Based Awards

The following table sets out option-based awards granted to the directors (excluding Jamie Lewin) that were outstanding as at June 30, 2014.  See Part 4 - Executive Compensation - Incentive Plan Awards for outstanding options held by Mr. Lewin, Former Chief Financial Officer of the Company.

No share-based awards, with other than option-like features, have been granted to the directors.

	Option-based Awards				Share-based Awards
Name	Number of common shares underlying unexercised options (#)	Option exercise price per common share ($)	Option expiration date	Value of unexercised in-the-money options(1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Eugene Beukman	150,000	$0.10	September 5, 2018	$6,000	N/A	N/A
Michael Bianco	150,000	$0.10	May 8, 2019	$625	N/A	N/A
Sina Pirooz	250,000	$0.10	May 8, 2019	$375	N/A	N/A

NOTES:

(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the underlying stock on the TSX Venture Exchange on June 30, 2014.

(2)

The market value of the shares is calculated using the closing price of the Company’s common shares on the TSX Venture Exchange on June 30, 2014, which was the last day the common shares traded on the TSX Venture Exchange for the financial year ended June 30, 2014.  The closing price of the common shares on June 30, 2014 was $0.14.

Value Vested or Earned During the Year

No incentive stock options were exercised by the Company’s non-executive directors during the financial year ended June 30, 2014.

The following table sets out the value of incentive plan awards vested or earned by the Company’s non-executive directors during the financial year ended June 30, 2014.  All other options granted to the Company’s non-executive directors in prior years fully vested prior to the beginning of fiscal 2014 and, as such, no value vested or was earned by the non-executive directors during the financial year ended June 30, 2014, as a result of vesting of options granted in prior years.  See Part 4 – Executive Compensation – Incentive Plan awards, for details with respect to Jamie Lewin.  Value vested is the aggregate dollar value that would have been realized if incentive stock options had been exercised on the vesting date – that is, the difference between the market price of the underlying shares and the option price on the vesting date.

Name	Option-based awards - Value vested during the year ended June 30/2014 ($)(1)	Share-based awards - Value vested during the year ended June 30/2014 ($)	Non-equity incentive plan compensation - Value earned during the year ended June 30/2014 ($)
Eugene Beukman	$6,000	N/A	N/A
Michael Bianco	$625	N/A	N/A
Sina Pirooz	$375	N/A	N/A

NOTES:

(1)

Value vested is the aggregate dollar value that would have been realized if incentive stock options had been exercised on the vesting date – that is, the difference between the market price of the underlying shares and the option price on the vesting date.  The market value of the shares is calculated using the closing price of the Company’s commons shares on the TSX Venture Exchange on June 30, 2014, the last day the common shares traded on the TSX Venture Exchange for the year ended June 30, 2014, which was $0.14.

Part 5 - Audit Committee

Audit Committee Charter

The text of the Company’s Audit Committee Charter is attached as Schedule “C” to this Information Circular.

Composition of Audit Committee

Messrs. Beukman, Parmar and Pirooz are members of the Company’s Audit Committee.  At present, one of the Audit Committee members, Mr. Pirooz, is considered “independent” as that term is defined in applicable securities legislation.  Mr. Parmar is not considered independent by virtue of his being the Chief Financial Officer of the Company and Mr. Beukman is not considered independent by virtue of the Management Contract between the Company and PSCC, a private company of which Mr. Beukman is the sole shareholder.  See Part 7 – Other Information – Management Contracts.

All of the Audit Committee members have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

All of the Audit Committee members are senior-level businessmen with experience in financial matters; each has an understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour.  In addition, each of the members of the Audit Committee have knowledge of the role of an audit committee in the realm of reporting companies from their years of experience as directors of public companies other than the Company.  See Part 6 - Corporate Governance – Directorships in Other Public Companies.

Mr. Eugene Beukman

Mr. Beukman graduated from Rand University of Johannesburg, South Africa, with a Bachelor of Law degree and a Bachelor of Law Honours Postgraduate degree in 1987.  From 1987 until December 1993, when he moved to Vancouver, British Columbia, Mr. Beukman was employed as a legal advisor to the predecessor of BHP Billiton.  He has over thirty (30) years experience in the acquisition of assets and joint ventures.  Mr. Beukman is also an Admitted Advocate of the Supreme Court of South Africa.  He also serves as an audit committee member for a number of other public companies.

Mr. Aman Parmar

Mr. Parmar has over nine years experience working with public and private companies in health care, resource, manufacturing and real estate sectors.  For the past two years, he has been the CFO of a reas estate development company and has provided consulting services to various private companies.

Mr. Parmar has over ten years experience and knowledge as an independent capital markets advisory and investor.  He has raised capital and been involved in structuring financing either through public offerings or bank debt for both public and private companies.

He obtained a Chartered Accountant designation in 2012 and holds a Bachelor of Technology in Accounting from the British Columbia Institute of Technology.

Mr. Sina Pirooz

Mr. Pirooz is a registered and practicing pharmacist and a professional member of the College of Pharmacists of British Columbia, with over ten years of pharmaceuticals and pharmacy management experience.

He is an owner of Pure Integrative Pharmacy chain stores and President of SP RX Services, an established pharmacy consulting company, which provides consulting, pharmacist and pharmacy management services to many of

Canada’s largest and established drug store chains, pharmacy chains and independent pharmacies and drug store, including Shoppers Drug Mart, Rexall, Pharmasave and Guardian Pharmacies.

He is also actively engaged in the sales, marketing and export of pharmaceuticals, OTC drugs and health supplements to the Middle East.  He has previously worked as a Pharmacy Manager at Shoppers Drug Mart and Pharmasave and a hospital pharmacist at Vancouver General.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year ended June 30, 2014 has the Company relied on the exemption in Section 2.4 of National Instrument 52-110 - Audit Committees (De Minimis Non-audit Services), or an exemption from National Instrument 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

As the Company is a “Venture Issuer” pursuant to relevant securities legislation, the Company is relying on the exemption in Section 6.1 of National Instrument 52-110 - Audit Committees, from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of National Instrument 52-110.

Pre-Approval Policies and Procedures for Non-Audit Services

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Company’s Audit Committee Charter attached as Schedule “C” to this Information Circular.

External Auditor Service Fees

In the following table, “Audit Fees” are fees billed by the Company’s external auditors for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related Fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax Fees” are billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All Other Fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two financial years, by category, are as follows:

	Financial Year Ending Mar 31st	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
Smythe Ratcliffe LLP	2014	N/A	N/A	N/A	N/A
	2013	N/A	N/A	N/A	N/A
MNP LLP	2014	$15,000	NIL	$1,250	NIL
	2013	$15,000	NIL	$1,150	NIL

NOTES:

(1)

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include fees for services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)

"All Other Fees" include all other non-audit services.

Part 6 - Corporate Governance

Composition of the Board of Directors

The Company’s board of directors facilitates its exercise of independent supervision over management by ensuring that the board is composed of at least one director that is independent of management.  The board, at present, is composed of three (3) directors, one (1) of whom is not an executive officer of the Company and is considered to be “independent”, as that term is defined in applicable securities legislation.  In determining whether a director is independent, the board chiefly considers whether the director has a relationship which could, or could be perceived to interfere with the director’s ability to objectively assess the performance of management.  Mr. Pirooz is considered to be independent.  Mr. Parmar is not considered independent by virtue of his office as Chief Financial Officer of the Company.  Mr. Beukman is not considered independent by virtue of the Management Contract between the Company and PSCC, a private company of which Mr. Beukman is the sole shareholder.  See Part 7 – Other Information – Management Contracts.

The board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management.  Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions.

The board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.  The board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Directorships in Other Public Companies

Certain of the board nominees are also directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Other reporting issuer (or equivalent in a foreign jurisdiction)
Eugene Beukman	Alta Natural Herbs & Supplements Ltd. Bard Ventures Ltd. Burnstone Ventures Ltd. Emerge Resources Corp. Grand Peak Capital Corp. Innovative Properties Inc. Orofino Minerals Inc. SLAM Exploration Ltd.
Aman Parmar	N/A
Sina Pirooz	N/A

Orientation and Continuing Education

Given the relatively small composition of the Board of Directors since incorporation, the Company has not yet developed an official orientation or training program for new directors.  As required, new directors will have the opportunity to become familiar with the Company and its business by meeting with the other directors and with officers and employees.  Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the board.

Ethical Business Conduct

The board monitors the ethical conduct of the Company its management and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges.  The board has found that the fiduciary duties placed on individual directors by our governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director’s participation in decisions of the board in which the director has an interest, have been sufficient to ensure that the board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Company has not yet implemented a nominating committee.  Accordingly, the board of directors, as a whole, is responsible for considering the board’s size and the number of directors to recommend to the Company’s shareholders for election at annual meetings of shareholders, taking into account the number of directors required to carry out the board’s duties effectively, and to maintain a majority of independent directors and a diversity of view and experience.

Compensation of Directors and Chief Executive Officer

The Compensation Committee has responsibility for determining compensation for the directors and senior management.

The Compensation Committee currently consists of Messrs. Beukman, Parmar and Pirooz.  At present, one of the Compensation Committee members, Mr. Pirooz, is considered “independent” as that term is defined in applicable securities legislation.  Mr. Parmar is not considered independent by virtue of his being the Chief Financial Officer of the Company and Mr. Beukman is not considered independent by virtue of the Management Contract between the Company and PSCC, a private company of which Mr. Beukman is the sole shareholder.  See Part 7 – Other Information – Management Contracts.

To determine compensation payable, the Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.  In setting the compensation, the Compensation Committee annually reviews the performance of the CEO in light of the Company’s objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

The Company’s directors are not currently paid a fee for their services as directors (see Part 4 – Executive Compensation – Compensation of Directors).

Committees of the Board of Directors

The Company currently only has the Audit and Compensation Committees.

Assessments

The board has not, as yet, established procedures to formally review the contributions of individual directors.  At this point, the directors believe that the board’s current size facilitates informal discussion and evaluation of members’ contributions within that framework.

Part 7 - Other Information

Securities Authorized For Issuance Under Equity Compensation Plans

As of June 30, 2014, the Company’s most recently completed financial year, the Company’s 2014 Stock Option Incentive Plan was the only equity compensation plan under which securities were authorized for issuance.

Plan category	Number of securities(1) to be issued upon exercise of outstanding options, warrants and rights (a)(2)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,250,000 Options	$0.10	1,426,708
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total:	2,250,000 Options	$0.10	1,426,708

NOTES:

(1)

Underlying securities are common shares in the capital of the Company.

(2)

As of June 30, 2014.

The Company’s current Stock Option Incentive Plan (the “Option Plan”) reserves for issuance 2,319,870 of the Company’s shares.  This number represented 10% of the issued shares as at June 30, 2013 and was approved by the Company’s shareholders at the Annual General and Special Meeting held on April 5, 2014.

At the meeting, the Company will be seeking shareholder approval of the new plan.  See Part 3 – The Business of the Meeting – Approval of the New Stock Option Incentive Plan.

The Company does not provide any financial assistance to optionees in order to facilitate the purchase of common shares under the Plan.  As at June 30, 2014, there were NIL outstanding under the Plan.  There are no stock appreciation rights outstanding and it is currently intended that none be issued.

Indebtedness Of Directors and Executive Officers

Since the beginning of the most recently completed financial year ended June 30, 2014 and as at the date of this Information Circular, no director, executive officer or employee or former director, executive officer or employee of the Company, nor any nominee for election as a director of the Company, nor any associate of any such person, was indebted to the Company for other than “routine indebtedness”, as that term is defined by applicable securities legislation; nor was any indebtedness to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

Interest Of Certain Persons In Matters To Be Acted Upon

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of our last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of the directors.

Interest Of Informed Persons In Material Transactions

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company.  To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director has any interest in any transaction which has materially affected or would materially affect the Company  or its subsidiary during the financial year ended June 30, 2014, or has any interest in any materials transaction in the current year other than as set out herein, and in a document previously disclosed to the public and filed on SEDAR.

Pursuant to a Management Agreement with the Company dated May 1, 2014, administrative, management, and additional consulting services totalling an aggregate $26,380 were paid to PSCC, a private company owned by Eugene Beukman (a director and officer of the Company).  See “Management Contracts” below.

Management Contracts

Except as described below and as disclosed under Part 4 – Executive Compensation, the Company has no management agreements or arrangements under which the management functions of the Company are performed other than by the Company’s directors and executive officers.

Pursuant to an agreement dated for reference May 1, 2014, the Company entered into a management agreement (the “Management Contract”) with PSCC of Suite 615 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, and provides management and administrative services to the Company in accordance with the terms of the Management Contract for a monthly fee of $2,000 plus applicable taxes and reimbursement of all out-of-pocket expenses incurred on behalf of the Company.  PSCC is also entitled to charge a 1.5% administration fee on all disbursements actually paid by it to a maximum of $200 per disbursement, and to charge interest of 2% on all disbursements not reimbursed within thirty (30) days.  The Management Contract is for an initial term of twelve (12) months, to be automatically renewed for further twelve (12) month periods unless ninety (90) days’ notice of non-renewal has been given.  The Management Contract can be terminated by either party on ninety (90) days’ written notice.  It can also be terminated by the Company for cause without prior notice or upon the mutual consent in writing of both parties.  If there is a take-over or change of control of the Company resulting in the termination of the Management Contract, the Company is to pay PSCC an amount equal to six months of fees.

During the most recently completed financial year, the Company paid or accrued $26,380 in management fees.

PSCC is a private company owned by Eugene Beukman of British Columbia.  Mr. Beukman is the President and Chief Executive Officer of the Company and a current director and proposed nominee for election as a director of the Company at the meeting for which this Information Circular relates.  PSCC was not indebted to the Company during the Company's last completed financial year, and the Management Contract remains in effect as of the date of this Circular (see Part 3 – The Business of the Meeting – Election of Directors).

Penalties and Sanctions

As at the date of this Information Circular no proposed nominee for election as a director of the Company (nor any of his or her personal holding companies) has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Corporate Cease Trade Orders and Bankruptcies

As at the date of this Information Circular no proposed nominee for election as a director of the Company is, or has been, within 10 years before the date of this Information Circular:

1.

a director, chief executive officer or chief financial officer of any company (including the Company and any personal holding company of the proposed director) that, while that person was acting in that capacity:

(a)

was subject to a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order) or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”); or

(b)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

2.

a director or executive officer of any company (including the Company) and any personal holding company of the proposed director) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcy

No proposed nominee for election as a director of the Company has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Other Matters

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Additional Information

Financial information about the Company is included in the Company’s financial statements and Management’s Discussion and Analysis for the financial year ended June 30, 2014, which have been electronically filed with regulators and are available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.  Copies may be obtained without charge upon request to the Company at Suite 615, 800 West Pender Street, Vancouver, British Columbia V6C 2V6 - telephone (604) 687-2038; fax (604) 687-3141.  You may also access the Company’s public disclosure documents through the Internet on SEDAR at www.sedar.com.

SCHEDULE “A”

CHANGE OF AUDITOR REPORTING PACKAGE

Summary of Contents:

•

Notice of Change of Auditor

A-2

•

Letter from the former auditor, MNP LLP, Chartered Accountants

A-3

•

Letter from the successor auditor, Smythe Ratcliffe LLP, Chartered Accountants

A-4

NOTICE OF CHANGE OF AUDITOR

VANC PHARMACEUTICALS INC.

(the “Company”)

Given pursuant to National Instrument 51-102 of Canadian Provincial Securities Administration regarding appointment of Smythe Ratcliffe LLP, Chartered Accountants as auditors of the Company.

The Company proposes to change its auditor from MNP LLP of 2300 – 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1J1 to Smythe Ratcliffe of 700 – 355 Burrard Street, Vancouver, British Columbia V6C 2G8 effective as of the 6th day of March, 2015.  The former auditor resigned at the Company’s request.

The termination of the former auditor and the recommendation to appoint the successor auditor has been approved by the Company’s Board of Directors.

There were no reportable events between the Company and MNP LLP.

Attached hereto, as Schedule “A” and Schedule “B”, are copies of the letters from the former and successor auditors, respectively.

Dated this 6th day of March, 2015.

Signed:   “Aman Parmar”

Aman Parmar
Director

SCHEDULE “B”

VANC PHARMACEUTICALS INC. (the “Company”)

INFORMATION CIRCULAR

Dated March 2, 2015

ADVANCE NOTICE PROVISIONS

14.12

Advance Notice of Nominations of Directors

(1)

Subject only to the Business Corporations Act and these Articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company.  Nominations of persons for election to the board of directors may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(a)

by or at the direction of the board of directors, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with Division 7 of Part 5 of the Business Corporations Act, or a requisition of the shareholders made in accordance with section 167 of the Business Corporations Act; or

(c)

by any shareholder of the Company (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Article 14.2 and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Article 14.2.

(2)

In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Corporate Secretary of the Company at the head office of the Company.

(3)

To be timely, a Nominating Shareholder’s notice must be received by the Corporate Secretary of the Company:

(a)

in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be received not later than the close of business on the 10th day following the Notice Date; and;

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice.

(4)

To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must set forth:

(a)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the present principal occupation, business or employment of the person within the preceding five years, as well as the name and principal business of any company in which such employment is carried on; (C) the citizenship of such person; (D) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (E) confirmation that the person meets the qualifications of directors set out in the Business Corporations Act; and (F) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below); and

(b)

as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below).

The Nominating Shareholder's notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

(5)

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 14.2; provided, however, that nothing in this Article 14.2 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman.  The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(6)

For purposes of this Article 14.2:

(a)

“Applicable Securities Laws” means the applicable securities legislation of each province and territory of Canada in which the Company is a reporting issuer, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada; and

(b)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(7)

Notwithstanding any other provision of this Article 14.2, notice given to the Corporate Secretary of the Company pursuant to this Article 14.2 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Corporate Secretary of the

Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the address of the head office of the Company, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

(8)

Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 14.2.

SCHEDULE “C”

AUDIT COMMITTEE CHARTER
Dated:  October 28, 2014

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of VANC Pharmaceuticals Inc., (the “Company”), designed to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the adequacy of the Company’s internal controls, (3) the independence and performance of the Company’s external auditor, and (4) conflict of interest transactions.

I. ROLES AND RESPONSIBILITIES

A.

Maintenance of Charter.  The Committee shall review and reassess the adequacy of this formal written Charter on at least an annual basis.

B.

Financial Reporting.  The Committee shall review and make recommendations to the Board regarding the adequacy of the Company’s financial statements and compliance of such statements with financial standards.  In particular, and without limiting such responsibilities, the Committee shall:

With respect to the Annual Audited Financial Statements:

•

Review and discuss with management and with the Company’s external auditor the Company’s audited financial statements, management discussion and analysis (“MD&A”) and news releases regarding annual financial results before the Company publicly discloses this information.

•

Review an analysis prepared by management and the external auditor of significant financial reporting issues and judgments made in connection with the preparation of the Company’s audited financial statements.

•

Discuss with the external auditor the matters required to be discussed by National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currencies (as may be modified or supplemented) relating to the conduct of the audit.

•

Based on the foregoing, indicate to the Board whether the Committee recommends that the audited financial statements be included in the Company’s Annual Report.

With respect to Interim Unaudited Financial Statements:

•

Review and discuss with management the Company’s interim unaudited financial statements, MD&A and news releases regarding interim financial results before the Company publicly discloses this information.  The review may be conducted through a designated representative member of the Committee.

•

Approve interim unaudited financial statements and interim MD&A on behalf of the Board.

Generally

•

Be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and annually assess the adequacy of those procedures.

C.

Internal Controls.  The Committee shall evaluate and report to the Board regarding the adequacy of the Company’s financial controls.  In particular, the Committee shall:

•

Ensure that the external auditor is aware that the Committee is to be informed of all control problems identified.

•

Review with the Company’s counsel legal matters that may have a material impact on the financial statements.

•

Review the effectiveness of systems for monitoring compliance with laws, regulations and instruments relating to financial reporting.

•

Receive periodic updates from management, legal counsel, and the external auditor concerning financial compliance.

•

Establish procedures for:

(i)

the receipt, retention and treatment of complaints received by the Company from officers, employees and others regarding accounting, internal accounting controls, or auditing matters and questionable practices relating thereto; and

(ii)

the confidential, anonymous submission by officers or employees of the Company or others or concerns regarding questionable accounting or auditing matters.

D.

Relationship with External Auditor.  The Committee shall:

•

Interview, evaluate, and make recommendations to the Board with respect to the nomination and retention of, or replacement of, the external auditor.

•

Ensure receipt from external auditor of a formal written statement delineating all relationships between the external auditor and the Company.

•

Ensure that the external auditor is in good standing with the Canadian Public Accountability Board (“CPAB”) and enquire if there are any sanctions imposed by the CPAB on the external auditor.

•

Ensure that the external auditor meets the rotation requirements for partners and staff on the Company’s audits.

•

Actively engage in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor.

•

Take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor.

•

Review and approve the compensation to be paid to the external auditor.

•

Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company.

•

Review and resolve disagreements between management and the external auditor regarding financial reporting.

•

Pre-approve all non-audit services to be provided to the Company or any subsidiary by the external auditor in accordance with subsection 2.3(4) and sections 2.4 and 2.6 of Multilateral Instrument 51-110 Audit Committees.

•

Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company

Notwithstanding the foregoing, the external auditor shall be ultimately accountable to the Board and the Committee, as representatives of shareholders.  The Board, upon recommendation from the Committee, shall have ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the external auditor (or to nominate the external auditor to be proposed for shareholder approval in any information circular).

E.

Conflict of Interest Transactions.  The Committee shall:

•

Review potential conflict of interest situations, including transactions between the Company and its officers, directors and significant shareholders not in their capacities as such.

•

Make recommendations to the Board regarding the disposition of conflict of interest transactions in accordance with applicable law.

II. MEMBERSHIP REQUIREMENTS

•

The Committee shall consist of at least three (3) directors chosen by the Board, the majority of whom are neither officers nor employees of the Company or any of its affiliates.

•

The members of the Committee will be appointed annually by and will serve at the discretion of the Board.

•

At least one (1) member of the Committee shall be able to read and understand a set of financial statements, including the Company’s balance sheet, income statement, and cash flow statement, or will become able to do so within a reasonable period of time after his or her appointment to the Committee.

•

At least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or comparable experience or background (such as a position as a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities), which results in financial sophistication, recognized financial or accounting expertise.

III. STRUCTURE AND POWERS

•

The Committee shall appoint one of its members to act as a Chairperson, either generally or with respect to each meeting.

•

The Committee Chairperson shall review and approve an agenda in advance of each meeting.

•

The Committee shall meet as circumstances dictate.

•

The Committee shall have the authority to engage independent legal counsel and other advisors as it determines necessary to carry out its duties, and to set and pay the compensation for any advisors employed by the Committee.

•

The Committee shall have the authority to communicate directly with the internal and external auditors.

•

The Committee may request any officer or employee of the Company or the Company’s outside counsel or external auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

•

The Committee shall possess the power to conduct any investigation appropriate to fulfilling its responsibilities.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles.  This is the responsibility of management and the external auditor.  Nor is it the duty of the Committee to conduct investigations or to assure compliance with laws and regulations and the Company’s Corporate Governance Policies and Practices.

IV. MEETINGS

•

The quorum for a meeting of the Committee is a majority of the members of the Committee who are not officers or employees of the Company or of an affiliate of the Company.

•

The members of the Committee must elect a chair from among their number and may determine their own procedures.

•

The Committee may establish its own schedule that it will provide to the Board in advance.

•

The external auditor is entitled to receive reasonable notice of every meeting of the Committee and to attend and be heard thereat.

•

A member of the Committee or the external auditor may call a meeting of the Committee.

•

The Committee may hold meetings by telephone conference call where each member can hear the other members, or pass matters that would otherwise be approved at a meeting by all members signing consent resolutions in lieu of holding a meeting.

•

The Committee will meet with the President and with the Chief Financial Officer of the Company at least annually to review the financial affairs of the Company.

•

The Committee will meet with the external auditor of the Company at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

•

The chair of the Committee must convene a meeting of the Committee at the request of the external auditor, to consider any matter that the auditor believes should be brought to the attention of the Board or the shareholders.

•

The Committee will record its recommendations to the Board in written form which will be incorporated as a part of the minutes of the Board’s meeting at which those recommendations are presented.

•

The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

C-4